UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FuLuCai Productions Ltd.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

360750 10 3
(CUSIP Number)

James Durward
3632 13th St SW
Calgary, Alberta T2T 3R1
(403) 689-3901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	360750 10 3

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	James Durward

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	648,900 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	648,900 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	648,900 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.001%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.                        Security and Issuer

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the Schedule 13D originally filed on October 14, 2010 (the “Original 13D”), as previously amended on November 15, 2010 by Amendment No. 1 to Schedule 13D, on May 8, 2012 by Amendment No. 2 to Schedule 13D and on August 17, 2012 by Amendment No.3 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by James Durward (the “Reporting Person”), with respect to the Common Stock, $0.0001 par value, of FuLuCai Productions Ltd. (the “Issuer”).  Its principal executive offices are located at Suite 1250, 639 – 5th Ave S.W., Calgary, Alberta T2P 0M9.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 3, items in the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is restated as follows:

The consideration for the purchase was $24,000.00.  The source of funds for the purchase was a promissory note between the Reporting Person and Loesha Henchall, the previous shareholder of the Issuer.  The note, secured by 4,800,000 restricted shares of the Issuer, was paid in full on November 5, 2010 and the security was released to the Reporting Person.

On April 24, 2012, the Reporting Person gifted a total of 14,200,000 shares of Common Stock of the Issuer to four recipients for no consideration.

On April 27, 2012, the Reporting Person sold a total of 1,400 shares of Common Stock in a market transaction at $1.25 per share of Common Stock for gross proceeds before commission of $1,750.

On May 17, 2012, the Reporting Person sold a total of 1,500 shares of Common Stock in a market transaction at $1.0862 per share of Common Stock for gross proceeds before commission of $1,629.30.

On May 18, 2012, the Reporting Person sold a total of 1,000 shares of Common Stock in a market transaction at $0.9974 per share of Common Stock for gross proceeds before commission of $997.40.

On July 5, 2012, the Reporting Person sold a total of 2,500 shares of Common Stock in a market transaction at $1.01 per share of Common Stock for gross proceeds before commission of $2,525.00.

On July 26, 2012, the Reporting Person sold a total of 7,800 shares of Common Stock in a market transaction at $0.7388 per share of Common Stock for gross proceeds before commission of $$10,557.66.

On July 31, 2012, the Reporting Person sold a total of 33,000 shares of Common Stock in a market transaction at $0.7388 per share of Common Stock for gross proceeds before commission of $24,380.40

On August 13, 2012, the Reporting Person sold a total of 45,400 shares of Common Stock in a market transaction at $0.7388 per share of Common Stock for gross proceeds before commission of $31,984.07.

On August 15, 2012, the Reporting Person sold a total of 20,000 shares of Common Stock in a market transaction at $0.7388 per share of Common Stock for gross proceeds before commission of $14,067.66.

On August 17, 2012,  the Reporting Person sold a total of 6,500 shares of Common Stock in a market transaction at $0.7388 per share of Common Stock for gross proceeds of approximately $4802.20.

On August 27, 2012,  the Reporting Person sold a total of 20,000 shares of Common Stock in a market transaction at $0.7388 per share of Common Stock for gross proceeds of approximately $12,560.00.

On September 10, 2012,  the Reporting Person sold a total of 17,000  shares of Common Stock in a market transaction at $0.7388 per share of Common Stock for gross proceeds of  approximately $4802.20.

On November 4, 2013, the Reporting Person entered into an agreement with the Issuer whereby the reporting person agreed to return a total of 65,000,000 shares of Common Stock to the Issuer for cancellation.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following information at the end thereof:

The purpose of the transaction undertaken on November 4, 2013, described in Item 3 of Amendment No. 4 is to gift the shares of common stock of the Issuer held by the Reporting Person back to the Issuer for return to treasury and cancellation by the Issuer.    No consideration changed hands in regard to this transaction.

Item 5.	Interest in Securities of the Issuer

(a)           Beneficial Ownership

As of the date of this filing, the Reporting Person holds a total of 648,900 shares of Common Stock which are held indirectly by JMD123LLC, a limited liability company whose sole beneficial owner is the Reporting Person.

(b)           Voting Power

The Reporting Person has the sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)           Transactions within the Past 60 Days

During the past 60 sixty days the Reporting Person has not effected any transactions in the Issuer’s Common Stock other than as set forth in Item 3 above.

(d)           Certain Rights of Other Persons

The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by him.  The Reporting Person has the right to receive the dividends.  No one other than the Reporting Person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held by the Reporting Person and referred to above in paragraph (a) of this Item 5.

(e)           Beneficial Ownership Percentage

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2013
Date

/s/ James Durward
Signature

James Durward
Name/Title